                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                        For the month of September, 2000


                         COMMISSION FILE NUMBER: 1-7239







                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices

                      INFORMATION TO BE INCLUDED IN REPORT


1.   One company announcement made on September 29, 2000.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                                KOMATSU LTD.
                                                       ------------------------
                                                               (Registrant)





Date:  September 29, 2000                   By: /s/ Masaru Fukase
                                                --------------------------------
                                                    Masaru Fukase
                                                    Senior Executive
                                                    Officer

News Release
                                            September 29th, 2000
                                            Komatsu Ltd.
                                            Public Relations & Advertising Dept.
                                            Phone: +81-3-5561-2616

                                            TAKAMATSU CORPORATION
                                            Planning and Development Dept.
                                            Phone: +81-6-6303-8101

                 ON TRANSFER OF HOLDINGS IN KOMATSU CONSTRUCTION
--------------------------------------------------------------------------------

     At the boards of directors' meeting held on September 29, 2000, TAKAMATSU CORPORATION and Komatsu Ltd. decided to transfer the equity shares held by Komatsu and the Komatsu Group in Komatsu Construction Ltd., a Komatsu's subsidiary, to TAKAMATSU CORPORATION. The transfer will take place in the form of Komatsu and the Komatsu Group complying with a takeover bid by TAKAMATSU CORPORATION. As a result, Komatsu Construction will become a subsidiary of TAKAMATSU CORPORATION and seek to strengthen and develop as a member of the Takamatsu Construction group.

     The construction industry in Japan is suffering from significantly deteriorated earnings due to intensified competition brought about by sharply reduced construction investments following the collapses of the bubble economy. In addition, given fiscal deficits at both the national and municipal levels, expansion of public works as an economic stimulus is seen to be difficult to come by in future. Moreover, it is generally considered that on a long-range basis, public spending will center on the repair and maintenance of infrastructure, giving rise to an outlook for a further reduction of new construction investments.

     Against such a backdrop, industry-wide reorganization has become an inevitable option for survival in the construction industry. Through the said arrangement, TAKAMATSU CORPORATION and Komatsu Construction will strive to expand their businesses in pursuit of improved profits by utilizing their strengths in a complementary manner.

     As a result of the share transfer, consolidated net sales of the Takamatsu Construction group will almost double to (YEN)100 billion or so. Operating primarily in the Tokyo metropolitan area and the Osaka region, TAKAMATSU CORPORATION has an abundant track record as a leading constructor of rental apartment buildings. The acquisition of Komatsu Construction will enable the company to deploy its business across Japan by capitalizing on the operating network held by its new group member. In addition, further expansion of business will become possible due to an increased customer base that will derive from acquiring civil engineering capabilities within the group.

     In the meantime, Komatsu Construction has been deploying its business, focusing on unique civil engineering projects, such as marine civil engineering and automated, unmanned works. From now on, the company is expected to significantly improve its management efficiency through the introduction of management know-how from TAKAMATSU CORPORATION, which has a strong earning power. As a result, Komatsu Construction is expected to grow ahead on the back of increased earning power and a stronger management foundation.

     Komatsu, meanwhile, will deploy a variety of operations, ranging from its core business of construction and mining equipment to electronics to engineering. Through the transfer of shares, it will concentrate its management resources on the mainstay business of construction and mining equipment, along with other businesses where it can maintain technological edges. By putting growth strategy into action, Komatsu will strive to increase the corporate value of the Komatsu Group.

Outline of Komatsu Construction
-------------------------------

   Name of Company:                Komatsu Construction Ltd.
   President:                      Katsumi Ohara
   Location:                       3-5-4, Shiba-koen, Minato-ku, Tokyo
   Established:                    September 25, 1950
   Line of Business:               General civil  engineering and  construction
                                   contracting, land preparation and sales.
   Closing Day:                    March 31
   No. of employees:               539 (as of March 31, 2000)
   Main Establishments:            Tokyo, Osaka, Sapporo, Sendai, Kanazawa,
                                   Hiroshima, Fukuoka, Yokoyama, Nagoya, and
                                   Kobe.
   Capitalization:                 (YEN)1,808 million
   Outstanding shares:             32 million shares

Composition of Major Shareholders and Their Holding Ratios:
                          Komatsu            21,746,500 shares (67.95%)
                          KTC                 1,183,000 shares (3.69%)

Financial Highlights:

     Consolidated, years ended March 31, millions of yen except for per-share profit and dividend.

      ----------------------------- ------------------- ----------------
                                            1999               2000
      ----------------------------- ------------------- ----------------
      Net Sales                            68,400             63,020
      ----------------------------- ------------------- ----------------
      Operating Profit                      1,012              1,812
      ----------------------------- ------------------- ----------------
      Ordinary Profit                         689              1,238
      ----------------------------- ------------------- ----------------
      Current Term Profit (Loss)           (2,732)                85
      ----------------------------- ------------------- ----------------
      Total Assets                         72,123             64,015
      ----------------------------- ------------------- ----------------
      Shareholders' Equity                  3,428              4,791
      ----------------------------- ------------------- ----------------
      Profit (Loss) per Share             (126.49)              3.68
      ----------------------------- ------------------- ----------------
      Dividend per Share                        0                  0
      ----------------------------- ------------------- ----------------

No. of Shares Transferred (Expected)
------------------------------------
   20,800,000 shares by Komatsu alone.
   (22,128,000 shares by 5 companies of the Komatsu Group.)

Holding Before and After the Transfer (Expected)
------------------------------------------------

      --------------------------------------------------------------------------------------------------------------
                                                        TAKAMATSU CORP.                     Komatsu Ltd.
      --------------------------------------------------------------------------------------------------------------
      No. of Shares Held Before Transfer                      ---                           21,746,5000
                                                      (Holding ratio: 0%)             (Holding ratio: 67.95%)
      --------------------------------------------------------------------------------------------------------------
      No. of Shares Transferred                            22,150,000                        20,800,000
      --------------------------------------------------------------------------------------------------------------
      Acquisition/Transfer Cost             (YEN)2,879,500,000 ((YEN)130/share)   (YEN)2,704,000,000 ((YEN)130/share)
      --------------------------------------------------------------------------------------------------------------
      No. of Shares Held After Transfer                    22,150,000                         946,500
                                                    (Holding ratio: 69.21%)            (Holding ratio: 2.95%)
      --------------------------------------------------------------------------------------------------------------

Timetable
---------
     September 29, 2000                     Resolution of Board of Directors
     October 2, 2000                        Takeover bid to start
     October 23, 2000                       Takeover bid to finish
     October 27, 2000                       Date of share certificate transfer



Outlook: TAKAMATSU CORPORATION
------------------------------
     As a result of the transfer of shares, Komatsu Construction will become our subsidiary. In prior to this transfer, Komatsu Construction will receive financial support from Komatsu Ltd., its parent company, which is designed to solve its latent loss related to properties for sale. Komatsu Construction's financial position should improve significantly.

     After acquisition of the shares of Komatsu Construction, we will position Komatsu Construction as a central unit of the TAKAMATSU Group, maintain its listing on the First Section of the Tokyo Stock Exchange, and work to improve its financial position. With respect to our business performance which does not reflects this transfer of shares of Komatsu Construction, we are going to lower our earlier forecast for the interim
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                                     - 6 -

business results for the current fiscal year, on both non-consolidated and consolidated bases, as indicated in the table below. The change incorporates declined non-consolidated sales for the first half period resulting form deferred completion of construction projects into the second half period.

     However, the lowered forecast for the interim results will not adversely affect full-year business results, because we will be able to make up for the declined sales for the first half period in the second half period on both non-consolidated and consolidated bases.

Forecast of Business Results Prior to the Equity Transfer

 [Non-Consolidated]                                                                           (Millions of Yen)
    ----------------------------------------------------------------------------------------------------------------------
    (Interim)                                                        Sales          Ordinary Profit       Net Profit
    ----------------------------------------------------------------------------------------------------------------------
        Previous Forecast (May 16, 2000) (A)                          11,400                 (150)               (250)
    ----------------------------------------------------------------------------------------------------------------------
        Latest Forecast (B)                                            9,700                 (750)               (850)
    ----------------------------------------------------------------------------------------------------------------------
        Amount of Change (B)-(A)                                      (1,700)                (600)               (600)
    ----------------------------------------------------------------------------------------------------------------------
        Rate of Change (%)                                             (14.9)              (400.0)             (240.0)
    ----------------------------------------------------------------------------------------------------------------------
        Previous Term's Results
        (Interim Fiscal 2000, ended March 31)                          9,452                 *835                *800
    ----------------------------------------------------------------------------------------------------------------------
    (Full Year)                                                       45,700                4,700               2,400
    ----------------------------------------------------------------------------------------------------------------------

[Consolidated]                                                                                (Millions of Yen)
    -----------------------------------------------------------------------------------------------------------------------
    (Interim)                                                        Sales          Ordinary Profit        Net Profit
    -----------------------------------------------------------------------------------------------------------------------
        Previous Forecast (May 16, 2000) (A)                           12,500                (100)                (200)
    -----------------------------------------------------------------------------------------------------------------------
        Latest Forecast (B)                                            10,800                (700)                (800)
    -----------------------------------------------------------------------------------------------------------------------
        Amount of Change (B)-(A)                                       (1,700)               (600)                (600)
    -----------------------------------------------------------------------------------------------------------------------
        Rate of Change (%)                                              (13.6)             (600.0)              (300.0)
    -----------------------------------------------------------------------------------------------------------------------
    (Full Year)                                                        48,000               4,900                2,500
    -----------------------------------------------------------------------------------------------------------------------

Note: *Profits for the previous non-consolidated interim period are expressed in terms of interim adjusted accounting. (When the interim adjusted accounting is not applied, ordinary loss would be \491 million for the interim period, and net loss of \481 million.)


      The table below shows forecast for our consolidated results with Komatsu Construction as our subsidiary, which will be accounted into consolidation from the second half period of fiscal year ending in March 2001.

Forecast of Consolidated Business Results with Komatsu Construction as
----------------------------------------------------------------------
Subsidiary Consolidated, years ended March 31, millions of yen.
----------

    --------------------------------------------------------------------------------------------------------------
                                                   2001                                     2002
    --------------------------------------------------------------------------------------------------------------
    Sales                                 90,000             (42,000)             114,000            (62,000)
    --------------------------------------------------------------------------------------------------------------
    Ordinary Profit                        6,100              (1,200)               6,700             (1,300)
    --------------------------------------------------------------------------------------------------------------
    Net Profit                             2,800                (300)               3,600               (700)
    --------------------------------------------------------------------------------------------------------------

Notes: Figures in the parentheses include the effects of consolidation of Komatsu Construction.


Outlook: Komatsu Ltd.
---------------------

     The transfer of shares will generate a financial impact worth (YEN)10,488 million in connection with the finance support contract with Komatsu Construction as stated below. However, due to the proceeds from the sales of cross-held shares, it will not affect the non-consolidated business results on neither the interim or full-year basis.

          In the meantime, as for consolidated business results, forecasts for the interim and full-year business results have been revised as stated in the tables below because in addition to the effect peculiar to consolidated accounting, earnings in the mining equipment market in North America are anticipated to worsen.

[Interim] (From April 1, 2000 to March 31, 2001)                                               (Millions of Yen)
    -----------------------------------------------------------------------------------------------------------------
                                                                Sales          Pre-tax Profit        Net Profit
    -----------------------------------------------------------------------------------------------------------------
    Previous Forecast (May 2, 2000) (A)                          495,000              13,000               8,000
    -----------------------------------------------------------------------------------------------------------------
    Latest Forecast (B)                                          530,000              10,000               3,000
    -----------------------------------------------------------------------------------------------------------------
    Amount of Change (B)-(A)                                      35,000              (3,000)             (5,000)
    -----------------------------------------------------------------------------------------------------------------
    Rate of Change (%)                                               7.0               (23.0)              (62.5)
    -----------------------------------------------------------------------------------------------------------------
    Previous Term's Results
    (Interim Fiscal 2000, ended March 31)                        515,843              12,612               9,226
    -----------------------------------------------------------------------------------------------------------------

[Full Year] (From April 1, 2000 to March 31, 2001)                                             (Millions of Yen)
    -----------------------------------------------------------------------------------------------------------------
                                                                Sales          Pre-tax Profit        Net Profit
    -----------------------------------------------------------------------------------------------------------------
    Previous Forecast (May 2, 2000) (A)                        1,050,000              28,000              15,000
    -----------------------------------------------------------------------------------------------------------------
    Latest Forecast (B)                                        1,070,000              22,000               8,000
    -----------------------------------------------------------------------------------------------------------------
    Amount of Change (B)-(A)                                      20,000              (6,000)             (7,000)
    -----------------------------------------------------------------------------------------------------------------
    Rate of Change (%)                                               1.9               (21.4)              (46.6)
    -----------------------------------------------------------------------------------------------------------------
    Previous Term's Results
     (Year ended March 31, 2000)                               1,055,654              19,395              13,395
    -----------------------------------------------------------------------------------------------------------------

Notes: As a result of converting the status of Komatsu Forklift Co., Ltd., as a subsidiary as announced on June 14, 2000, Komatsu anticipated an approximately (YEN)90 billion increase of its consolidated net sales, to (YEN)1,140 billion for the current fiscal year.

Other Important Contracts
-------------------------

     In transferring the shares, Komatsu reached an agreement with TAKAMATSU CORPORATION regarding the improvement of Komatsu Construction's finances and accordingly concluded a finance support contract with Komatsu Construction. An outline of the support is as follows:

     1) Komatsu will provide Komatsu Construction with capital funds amounting to (YEN)10,488 million. Incidentally, the supply of funds was implemented on September 29, 2000.

     2) Komatsu will purchase some of the real estate holdings up for sale by Komatsu Construction at the market price of (YEN)3,874 million.

     3) Of the trades receivable of Komatsu Construction, Komatsu will guarantee their collection at the maximum of (YEN)4,258 million.

     4) As regards the two lawsuits (claims worth (YEN)429 million) which are pending, Komatsu will bear the compensation should any payment obligation be imposed on Komatsu Construction.



                                                                           (end)